UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2018

Commission File Number: 1-37611

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the following Registration Statements of Pyxis Tankers Inc. (the “Company”):

●	Registration Statement on Form F-3 (File No. 333-222160) filed with the U.S. Securities and Exchange Commission (“SEC”) on December 19, 2017; and

●	Registration Statement on Form F-3 (File No. 333-222848) filed with the SEC on February 2, 2018.

The Company is furnishing this Report of Foreign Private Issuer on Form 6-K to the SEC for the purpose of providing the press releases issued by the Company on February 23, 2018, February 27, 2018 and February 28, 2018, copies of which are filed as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, hereto and incorporated herein by reference.

Exhibit Number	Document

99.1	Press Release dated February 23, 2018
99.2	Press Release dated February 27, 2018
99.3	Press Release dated February 28, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer

Date: February 28, 2018

Exhibit Index

Exhibit Number	Document

99.1	Press Release dated February 23, 2018
99.2	Press Release dated February 27, 2018
99.3	Press Release dated February 28, 2018